EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to March 1, 2022
_____________________________

February 2, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 1, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 42,485
Date of transaction: February 1, 2022
Price paid per share: £116.200000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,560,300 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,610,882.
The figure of 219,610,882 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3811A_1-2022-2-1.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 3, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 2, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 26,028
Date of transaction: February 2, 2022
Price paid per share: £117.600000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,586,328 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,584,854.
The figure of 219,584,854 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5290A_1-2022-2-2.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 4, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 3, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 71,488
Date of transaction: February 3, 2022
Price paid per share: £114.450000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,657,816 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,513,366.
The figure of 219,513,366 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6702A_1-2022-2-3.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 7, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 4, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 85,680
Date of transaction: February 4, 2022
Price paid per share: £112.600000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,743,496 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,427,686.
The figure of 219,427,686 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8020A_1-2022-2-4.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 8, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 7, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 52,052
Date of transaction: February 7, 2022
Price paid per share: £111.900000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,795,548 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,375,634.
The figure of 219,375,634 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9428A_1-2022-2-7.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 9, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 8, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 57,934
Date of transaction: February 8, 2022
Price paid per share: £111.696570
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,853,482 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,317,700.
The figure of 219,317,700 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0760B_1-2022-2-8.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 10, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 9, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 29,177
Date of transaction: February 9, 2022
Price paid per share: £112.250000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,882,659 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,288,523.
The figure of 219,288,523 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2133B_1-2022-2-9.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 11, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 10, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 43,269
Date of transaction: February 10, 2022
Price paid per share: £112.250000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,925,928 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,245,254.
The figure of 219,245,254 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3558B_1-2022-2-10.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 14, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 11, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 78,006
Date of transaction: February 11, 2022
Price paid per share: £110.250000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,003,934 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,167,248.
The figure of 219,167,248 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4995B_1-2022-2-11.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 15, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 14, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 93,077
Date of transaction: February 14, 2022
Price paid per share: £108.693569
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,097,011 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,074,171.
The figure of 219,074,171 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6457B_1-2022-2-14.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 16, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 15, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 9,377
Date of transaction: February 15, 2022
Price paid per share: £110.684996
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,106,388 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,064,794.
The figure of 219,064,794 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7869B_1-2022-2-15.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 17, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 16, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 37,254
Date of transaction: February 16, 2022
Price paid per share: £110.550000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,143,642 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,027,540.
The figure of 219,027,540 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9244B_1-2022-2-16.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 18, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 17, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 43,064
Date of transaction: February 17, 2022
Price paid per share: £111.025534
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,186,118 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,985,064.
The figure of 218,985,064 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0567C_1-2022-2-17.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 21, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 18, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 26,061
Date of transaction: February 18, 2022
Price paid per share: £111.735329
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,212,179 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,959,003.
The figure of 218,959,003 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1907C_1-2022-2-18.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 22, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 21, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 75,400
Date of transaction: February 21, 2022
Price paid per share: £110.500000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,287,579 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,883,603.
The figure of 218,883,603 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3360C_1-2022-2-21.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 23, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 22, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 23,373
Date of transaction: February 22, 2022
Price paid per share: £111.447260
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,310,952 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,860,230.
The figure of 218,860,230 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4778C_1-2022-2-22.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 24, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 23, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 1,562
Date of transaction: February 23, 2022
Price paid per share: £112.750000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,312,514 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,858,668.
The figure of 218,858,668 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6236C_1-2022-2-23.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 25, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 24, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 152,042
Date of transaction: February 24, 2022
Price paid per share: £110.950000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,464,556 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,706,626.
The figure of 218,706,626 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7790C_1-2022-2-24.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 28, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 25, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 3,091
Date of transaction: February 25, 2022
Price paid per share: £113.391381
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,467,647 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,703,535.
The figure of 218,703,535 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9297C_1-2022-2-25.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 1, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on February 28, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 22,610
Date of transaction: February 28, 2022
Price paid per share: £112.909615
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,490,257 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,680,925.
The figure of 218,680,925 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0938D_1-2022-2-28.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111